W. Ron Hinson                       Southern Company
Comptroller and                     Bin 10137
Chief Accounting Officer            241 Ralph McGill Boulevard
                                    Atlanta, GA 30308-3374

                                    Tel 404.506.7146
                                    Fax 404-506-4310
                                    wrhinson@southernco.com


                                  April 4, 2007


VIA EDGAR

Securities and Exchange Commission
100 F Street N.E.
Washington, D.C.  20549
Attn:    Milwood Hobbs
         Staff Accountant

         Re:      The Southern Company
                  Form 10-K for the Fiscal Year Ended December 31, 2006 Filed February 27, 2007
                  File No. 1-3526

                  Alabama Power Company
                  Form 10-K for the Fiscal Year Ended December 31, 2006 Filed February 27, 2007
                  File No. 1-3164

                  Georgia Power Company
                  Form 10-K for the Fiscal Year Ended December 31, 2006 Filed February 27, 2007
                  File No. 1-6468

                  Gulf Power Company
                  Form 10-K for the Fiscal Year Ended December 31, 2006 Filed February 27, 2007
                  File No. 0-2429

                  Mississippi Power Company
                  Form 10-K for the Fiscal Year Ended December 31, 2006 Filed February 27, 2007
                  File No. 001-11229

                  Southern Power Company
                  Form 10-K for the Fiscal Year Ended December 31, 2006 Filed February 27, 2007
                  File No. 333-98553

Securities and Exchange Commission
April 4, 2007
Page 2




Dear Mr. Hobbs:

         The following is the response of The Southern Company ("Southern Company") to the Staff's comment on the Form 10-K for the fiscal year ended December 31, 2006 ("Form 10-K"), transmitted in a letter from the Staff dated March 27, 2007. We are submitting this letter on behalf of Southern Company, and the terms "we," "us," "our" and "the Company" in the following responses refer to Southern Company.

SEC COMMENT:

Part II

Item 9A.     Controls and Procedures, page II-5

Disclosure Controls and Procedures

         We note your disclosure that your Chief Executive Officer and Chief Financial Officer concluded that your company's disclosure controls and procedures are effective in timely alerting them to material information (including information relating to your consolidated subsidiaries) required to be included in your periodic reports. Your use of the phrase "material information" could be interpreted as being restrictive. In this regard, please confirm to us that your officers concluded that your disclosure controls and procedures were effective in timely alerting them to information required to be included in your filings under the Securities Exchange Act of 1934 and review your disclosures accordingly in future filings. See Exchange Act Rule 13a-15(e).

SOUTHERN COMPANY RESPONSE:

         In response to your comment, Southern Company hereby confirms that its Chief Executive Officer and Chief Financial Officer concluded, as of December 31, 2006, that the Company's disclosure controls and procedures were effective in timely alerting them to information required to be included in the Company's filings under the Securities Exchange of 1934, as amended (the "Exchange Act"). The reference to "material" information included in Item 9A of the Form 10-K was not intended to be restrictive or to otherwise limit the conclusions reached by the Chief Executive Officer and Chief Financial Officer with respect to the Company's disclosure controls and procedures under Rule 13a-15(e) of the Exchange Act.

         Further, in accordance with your comments, in future annual and quarterly reports the Company and its subsidiary registrants will include, in each case where the appropriate officers have concluded that such registrants' disclosures controls and procedures were effective as of the end of the period covered by such reports, language consistent with that included in the Form 10-K, except that the word "material" will not be included. The language, as revised, would read as follows:

Securities and Exchange Commission
April 4, 2007
Page 3


         "As of the end of the period covered by this [annual][quarterly] report, Southern Company, the traditional operating companies and Southern Power conducted separate evaluations under the supervision and with the participation of each company's management, including the Chief Executive Officer and the Chief Financial Officer, of the effectiveness of the design and operation of the disclosure controls and procedures (as defined in Rule 13a-15(e) and 15d-15(e) under the Exchange Act). Based upon these evaluations, the Chief Executive Officer and the Chief Financial Officer, in each case, concluded that the disclosure controls and procedures are effective in alerting them in a timely manner to information relating to their company (including its consolidated subsidiaries, if any) required to be included in periodic filings with the SEC."


                                   * * * * * *


         In connection with the above response to the Commission's comment, the Company hereby acknowledges that:

         o we are responsible for the adequacy and accuracy of the disclosure in the filing;

         o staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

         o the Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

         We appreciate the assistance the Staff has provided with its comments on the Form 10-K. We will be pleased to respond promptly to any requests for additional information or material that we may provide in order to facilitate your review.

         Please direct any further questions or comments you may regarding this matter to the undersigned at (404) 506-6641, to Jan Hodnett at (404) 506-6709 or to Wayne Boston at (404) 506-7146.

                                                     Very truly yours,

                                                     /s/W. R. Hinson